                              Filed by EXELON CORPORATION
                              Pursuant to Rule 425
                              Under the Securities Act of 1933
                              Subject Company: EXELON CORPORATION
                              Commission File No.: 333-37082


          Set forth below is the text of a solicitation brochure to be sent to shareholders of Unicom Corporation and PECO Energy Company regarding the proposed merger transaction of PECO Energy Company and Unicom Corporation to form Exelon Corporation. The question and answer portion of the brochure will also appear on the two companies' websites.

          The following communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results and the proposed merger involving PECO Energy Company and Unicom Corporation. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the PECO Energy Company or Unicom Corporation stockholders to approve the merger; the risk that the PECO Energy Company and Unicom Corporation businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting PECO Energy Company's and Unicom's businesses generally. More detailed information about those factors is set forth in the joint proxy statement/prospectus regarding the proposed merger. Neither PECO Energy Company nor Unicom Corporation is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


                          * * * * * * * * * * * * * *

          Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by Exelon Corporation. The joint proxy statement/prospectus was declared effective by the Commission on May 15, 2000. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by PECO Energy Company and Unicom Corporation with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from PECO Energy Company or from Unicom Corporation.

[Page 1]

Forming Exelon Corporation
The Merger of Unicom and PECO Energy


Vote "Yes" to
Create Shareholder Value


Why Should I Vote For The Merger?

By voting "YES" you will help to create a new company capable of increasing the value of your investment. Once united, Unicom Corporation and PECO Energy Company will be positioned for earnings growth, competitive success and industry leadership.

What Will Shareholders Receive When The Merger Is Completed?
 . Unicom shareholders will receive 0.875 shares of Exelon common stock and $3.00 in cash for each share of Unicom common stock they hold.

 . PECO Energy shareholders will receive one share of Exelon common stock for each share of PECO Energy common stock they hold.

What Are Exelon's Financial Goals?
We are targeting:

 . Annual earnings growth of 10%.

 . Annual dividends of $1.69 per share.

 . Annual cost savings of $100 million in the first year, growing to $180 million in the third year.

"We enthusiastically support this proposed merger, and we join our Boards of Directors in recommending that you vote to approve it."

John W. Rowe                           Corbin A. McNeill, Jr.
Chairman, President and                Chairman, President and
Chief Executive Officer                Chief Executive Officer
Unicom Corporation                     PECO Energy Company


[Unicom logo]                         [PECO logo]

[Graphic: a campaign button labeled "Vote Yes! Unicom-PECO Energy Merger --Your Vote Counts--Help Create Exelon"]

[Page 2]

Exelon Corporation Will Be:

One of the nation's largest energy companies, with a customer base of approximately five million.

The largest nuclear operator in the United States, with over 16,500 megawatts of nuclear capacity.

One of the nation's largest utilities in terms of annual revenues -over $12 billion.

A top-tier power generator, with an energy portfolio nearly double that of either Unicom or PECO Energy alone.

A leader in the growing power marketing business.

Company Profiles

Unicom Corporation                     PECO Energy Company

Incorporated: 1994 (Commonwealth       Incorporated: 1929
Edison Company, 1887)

Headquarters: Chicago, Illinois        Headquarters: Philadelphia, Pennsylvania

NYSE: UCM                              NYSE: PE

Employees: 15,000                      Employees: 6,700

Annual Revenues: $6.8 billion          Annual Revenues: $5.4 billion

Subsidiaries: Commonwealth Edison      Divisions: PECO Energy Distribution
Company (ComEd) and Unicom             (local distribution company); PECO
Enterprises Inc. (holding company      Generation and Power Marketing; Exelon
for unregulated businesses)            (unregulated business division)

Service Territory: Northern Illinois   Service Territory: Southeastern
                                       Pennsylvania

Customers: 3.5 million (residential,   Customers: 1.5 million electric; 415,000
commercial, industrial, wholesale)     natural gas customers

Business Lines: Retail electric and    Business Lines: Retail electric and gas
gas services; power generation;        services; power generation; wholesale
district cooling and related           power marketing; utility infrastructure
services; performance contracting;     services; telecommunications services
distributed energy; energy
monitoring systems; mechanical
services (HVAC)

[Page 3]

Dear Fellow Shareholders:

With our annual shareholders meetings fast approaching, we urge you to vote "YES" in favor of a merger between PECO Energy and Unicom to create Exelon Corporation.

We recommended this merger to our Boards of Directors because we believe it will create greater opportunities for building shareholder value than either company has on a stand-alone basis. As the competitive marketplace continues to develop, only those companies with substantial size, financial strength, strategic foresight and operational skills will be able to establish lasting leadership positions in the energy industry. We believe only a few will be able to generate consistent, increasing returns for shareholders. We intend, as Exelon Corporation, to be one of the successful few.

We cannot move ahead without your vote. Shareholder approval is an essential step in the merger process. In Unicom's case, the merger requires affirmative votes from two-thirds of all outstanding shares. As Chairmen of Unicom and PECO Energy, we join our Boards of Directors in recommending that you vote to approve our merger.

Our goal is to build Exelon into a premier national energy company -- to be an industry leader, to set standards of service that our customers will value and our competitors will strive to follow. We will be accountable for delivering results and we will be committed to upholding the interests of our shareholders, customers and employees.

By voting "YES" to create Exelon Corporation, you can help build a solid future for both Unicom and PECO Energy. More importantly, you will create an industry leader capable of building superior value for you investment.

Thank you for your support.

John W. Rowe                           Corbin A. McNeill, Jr.
Chairman, President and                Chairman, President and
Chief Executive Officer                Chief Executive Officer
Unicom Corporation                     PECO Energy Company


[Unicom logo]                          [PECO logo]

[Graphic: a campaign button labeled "The New Exelon Corporation--Bold Creative Accountable--Committed to Shareholder Value"]
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[Page 4]

Answers to Your Questions

Q:  Why are PECO Energy and Unicom proposing to merge?

A: We believe that, together, Unicom and PECO Energy will achieve greater success than they could have achieved on their own. We expect that the merger will provide substantial strategic and financial benefits to our shareholders, employees and customers. Benefits include:

    .Expanded generation capacity, with the nation's largest nuclear generation fleet

    .Enhanced power marketing and trading business

    .One of the largest electric utility customer bases in the nation

    .Growth platform for new energy services and technology

    .Greater efficiencies and cost savings

    .Strategic fit and compatibility

Q:  Where will the new company be headquartered?

A: Exelon's corporate headquarters will be in Chicago. Our generation and power marketing headquarters will be in southeastern Pennsylvania. Local gas and electric utility headquarters will remain in Chicago (ComEd) and Philadelphia (PECO Energy).

Q:  Who will be the Chairman and Chief Executive Officer of Exelon?

A: During a transition period that will last until December 31, 2003, John W. Rowe and Corbin A. McNeill will serve as co-chief executive officers. During the first half of the transition period, Mr. McNeill will be chairman of the Exelon board of directors. During the second half, Mr. Rowe will serve as chairman of the Exelon board. At the end of the transition period, Mr. Rowe will become chairman and sole chief executive officer of Exelon. Mr. McNeill will remain on the board of directors.

    Exelon's board of directors will have 16 members, eight designated by Unicom and eight designated by PECO Energy.

[Graphic: a campaign button labeled "The New Exelon Corporation -- Bold Creative Accountable -- Committed to Shareholder Value"]

Q:  Why was the merger agreement changed in January 2000?

A: We changed the merger agreement to create additional value for our shareholders. By accelerating the repurchase of $1.5 billion in common stock prior to the closing of the merger, we expect to repurchase more shares at lower prices than we would have been able to under the original agreement. Further, we expect that the accelerated repurchase will have a positive effect on future earnings per share of Exelon.

    Overall, the revised merger consideration to be paid to the shareholders of both companies is intended to be comparable to that contemplated in the original merger agreement.

Q: Why will Unicom shareholders receive 0.875 shares of Exelon common stock and $3.00 in cash, while PECO Energy shareholders will receive one share of Exelon common stock?

A: Although the conversion ratio is different for PECO Energy and Unicom shareholders, the intent is that all shareholders receive fair consideration in exchange for the shares that they hold prior to the completion of the merger. Neither company is paying a premium or receiving a discount in this transaction.

    To determine appropriate conversion ratios, merging companies analyze their stock performance, as tracked over a period of time prior to the date the merger agreement is signed. Stock price is a key factor because it is considered the most accurate reflection of a company's value, as measured by the market.

    PECO Energy's stock price has been consistently higher than Unicom's stock price. This was the case both before the merger agreement was signed in September 1999 and when the companies amended the agreement in January 2000. The conversion ratios reflect the difference in the companies' respective stock prices, and were designed to reflect the pre-merger value of each company's shares.

Q:  What should I do next?

A: Carefully read the information contained in the proxy statement/prospectus that you have received. Vote as soon as possible to ensure your shares will be represented at your company's annual shareholders meeting.
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[Page 5]

Q:  What happens if I don't vote?

A: The Boards of Directors of both Unicom and PECO Energy recommend that you vote "YES" to approve the merger.

    If you are a Unicom shareholder and you do not vote, it will count as a vote against the merger. Unicom must have "YES" votes from at least two-thirds of all outstanding shares of common stock to approve the merger.

    For PECO Energy, a simple majority of all outstanding shares of common stock must be represented by proxy vote. Of those voting, a simple majority must vote in favor of the merger.

    If you sign, date and send in your proxy but do not indicate how you want to vote, it will count as a "YES" vote.

Q:  How do I vote?

A:  By Mail
    Complete and sign your proxy card and return it in the postage-paid envelope. To be valid, your proxy must be signed and dated.

    By Internet
    Go to the website named on your proxy card or voting instruction form, follow the instructions provided, and enter your Control Number located on your proxy card or voting instruction form.

    By Phone
    Call the toll-free number listed on your proxy card or voting instruction form, enter your Control Number, and follow the recorded instructions.

    You can also vote in person at your company's annual shareholders meeting.

Q:  If my broker holds shares in "street name," will my broker vote my shares?

A: No. Your broker cannot vote your shares on the merger proposal unless you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

    If you are a Unicom shareholder and you do not provide your broker with instructions on how to vote your shares, it will count as a vote against the merger agreement.

Q:  Can I change my vote after I have submitted my proxy?

A: Yes. You can change your vote at any time before your company's annual shareholders meeting. Simply complete and submit a new, later-dated proxy. If you prefer, you can cast a new vote by telephone, via the Internet or in person at the annual shareholders meeting.

Q:  Should I send in my stock certificates now?

A: No. Upon completion of the merger, we will send written instructions for exchanging your stock certificates.

Q:  When will the merger become final?

A: We are pursuing all necessary approvals and expect to complete the merger in the second half of 2000.

    The Federal Energy Regulatory Commission (FERC) has approved the merger and the Department of Justice (DOJ) has completed its review.

    The merger still must be approved by the Securities and Exchange Commission
    (SEC), the Nuclear Regulatory Commission (NRC), the Pennsylvania Public Utility Commission (PaPUC), as well as the shareholders of both companies.

Q:  Who can help answer my questions?

A: If you have questions about the merger, or if you need additional copies of the proxy statement/prospectus or your proxy, please contact our proxy solicitor, Morrow & Co., Inc., at 1-800-566-9061.

[Page 6]

Annual Meetings


PECO Energy Company Shareholders Meeting       Unicom Corporation Shareholders
Tuesday June 27, 2000                          Meeting
9:30 a.m. (EST)                                Wednesday June 28, 2000
Millennium Hall                                10:30 a.m. (CST)
Loews Philadelphia Hotel                       Grand Ballroom
1200 Market Street                             Hyatt Regency Chicago
Philadephia, PA                                151 East Wacker Drive
                                               Chicago, IL


For More Information:

If you have questions about the
merger, or if you need additional copies of the proxy statement/prospectus or your proxy, please contact our proxy solicitor, Morrow & Co., Inc., at
1-800-566-9061.

[Graphic: a campaign button labeled "Vote Yes! Unicom-PECO Energy Merger --Your Vote Counts -- Help Create Exelon"]

PLEASE NOTE: The information in this document contains forward-looking statements, which are inherently uncertain, subject to risks and should be viewed with caution. Actual results or experience could differ materially from the forward-looking statements found in this document as a result of may factors. For a discussion of these factors, please refer to the Companies' Joint Proxy Statement/Prospectus for the 2000 Annual Shareholders Meeting.

PECO Energy and Unicom have filed a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (SEC) and have mailed the definitive joint proxy statement/prospectus to shareholders of PECO Energy and Unicom. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by PECO Energy and Unicom will be available free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses:
PECO Energy Company, 2301 Market Street, P.O. Box 8699, Philadelphia, Pennsylvania 19101-8699, Attention: Investor Relations, Telephone:
(888) 340-7326, and Unicom Corporation, 10 South Dearborn Street, 37th Floor, P.O. Box A-3005, Chicago, Illinois 60690-3005, Attention: Shareholder Services,
Telephone: (800) 950-2377. READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.